

Mail Stop 4561

October 29, 2009

Rodney Schutt
Chief Executive Officer
Aspyra, Inc.
26115-A Mureau Road
Calabasas, CA 91302

>   **Re: Aspyra, Inc.**
>   **Preliminary Information Statement on Schedule 14C**
>   **Filed October 21, 2009**
>   **File No. 001-13268**

Dear Mr. Schutt:

Per telephone correspondence earlier today, we advised your counsel that a preliminary review of the above information statement indicates that it fails in numerous material respects to comply with the requirements of the Securities Exchange Act of 1934, the rules and regulations under that Act, and the requirements of the form. For this reason, we did not perform a detailed examination of the information statement and we will only issue a preliminary comment at this time. Upon receipt of an amendment that responds to the following comment, we will be able to more thoroughly review your document.

Reverse Stock Split

1.   You state that by effecting a reverse split and paying cash for fractional shares you will reduce the number of record holders of your common stock "so that [you] will have fewer than 300 stockholders of record." You further state that when you have fewer than 300 holders of record, "[you] will be able to terminate [y]our registration under the Exchange Act." It appears therefore that the reverse stock split constitutes a "Rule 13e-3 transaction," as defined in paragraph (a)(3) of Rule 13e-3 of the Securities Exchange Act of 1934. Please note that this term encompasses any series of transactions involving one or more transactions described in paragraph (a)(3)(i) of the rule which has either a "reasonable likelihood or a purpose of producing" any of the effects described in paragraph (a)(3)(ii) of the rule. Please file a Schedule 13E-3 with an amended information statement that complies with Rule 13e-3 or provide us with an analysis

concerning why you do not believe this is a Rule 13e-3 transaction. Your response should advise of the number of record holders before and after the transaction.

As appropriate, please amend your filing and respond to our comment within 10 business days or tell us when you will respond. We will conduct a complete review of your response and amended filings at that time.

Please direct any questions or comments to Michael F. Johnson at (202) 551-3477 or to the undersigned at (202) 551-3457. If you require further assistance, please contact, Barbara C. Jacobs, Assistant Director, at 202-551-3735.

Sincerely,

Maryse Mills-Apenteng
Special Counsel

cc: Via facsimile (212) 930-9725
        Jeff Cahlon, Esq.
        Sichenzia Ross Friedman Ference LLP